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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         BARRETT RESOURCES CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          RESOURCES ACQUISITION CORP.,
                          A WHOLLY-OWNED SUBSIDIARY OF

                          THE WILLIAMS COMPANIES, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))
                            ------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   068480201

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           WILLIAM G. VON GLAHN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          THE WILLIAMS COMPANIES, INC.
                              ONE WILLIAMS CENTER
                             TULSA, OKLAHOMA 74172
                           TELEPHONE: (918) 573-2000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                WITH A COPY TO:

                             MORRIS J. KRAMER, ESQ.
                           RICHARD J. GROSSMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                            TELEPHONE: 212-735-3000

                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
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
                    $1,221,326,646                                            $244,265
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

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,730,502 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $73.00 in cash. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                      Filing party: N/A
Form or Registration No.: N/A                     Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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ITEM 1.  SUMMARY TERM SHEET

      The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is Barrett Resources Corporation, a Delaware corporation ("Barrett Resources"), and the principal executive offices are located at 1515 Arapahoe Street, Tower 3, Suite 1000, Denver, CO 80202. Its telephone number at such offices is (303) 572-3900.

      (b) This Statement relates to the offer by Resources Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc., a Delaware corporation ("Williams"), to purchase 16,730,502 shares of common stock of Barrett Resources, par value $.01 per share (including the associated preferred stock purchase rights, the "Shares"), at $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") and on the cover page is incorporated herein by reference.

      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6, "Price Range of the Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

      (a), (b), (c) The information set forth in Section 9, "Certain Information Concerning Williams and Purchaser", and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

      (a)(1)(i)-(viii), (xii) The information set forth under (a) "Introduction", (b) Section 1, "Terms of the Offer", (c) Section 5, "Material United States Federal Income Tax Consequences", (d) Section 7, "Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations", (e) Section 8, "Certain Information Concerning Barrett Resources", (f) Section 10, "Background of the Offer", (g)
Section 11, "Purpose of the Offer and the Merger; the Merger Agreement; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Barrett Resources; Confidentiality Agreements; "Going Private" Transactions", (h) Section 12, "Source and Amount of Funds" and (i) Section 14, "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference. No subsequent offering period will be offered.

      (a)(1) (x) and (xi) Not applicable.

      (a)(2)(i)-(iv), (vii) The information set forth under (a) "Introduction",
(b) Section 1, "Terms of the Offer", (c) Section 5, "Material United States Federal Income Tax Consequences", (d) Section 7, "Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations", (e) Section 8, "Certain Information Concerning Barrett Resources",
(f) Section 10, "Background of the Offer", (g) Section 11, "Purpose of the Offer and the Merger; the Merger Agreement; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Barrett Resources; Confidentiality Agreements; "Going Private" Transactions", (h) Section 12, "Source and Amount of Funds" and (i) Section 14, "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

      (a)(2) (v) and (vi) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The information set forth in (a) Section 9, "Certain Information Concerning Williams and Purchaser", (b) Section 10, "Background of the Offer" and (c) Section 11, "Purpose of the Offer and the Merger; the Merger Agreement; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Barrett Resources" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

      (a), (c)(1), (c)(3)-(7) The information set forth in (a) "Introduction",
(b) Section 6, "Price Range of the Shares; Dividends", (c) Section 7, "Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations" and (d) Section 11, "Purpose of the Offer and the Merger; the Merger Agreement; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Barrett Resources; Confidentiality Agreements; " 'Going Private' Transactions" of the Offer to Purchase is incorporated herein by reference.

      (c)(2) None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (d) The information set forth in Section 12, "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (b) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The information set forth in "Introduction", Section 8, "Certain Information Concerning Barrett Resources", and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      The information set forth in "Introduction" and Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

      Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

      The information set forth in (a) Section 7, "Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations", (b) Section 11, "Purpose of the Offer and the Merger; the Merger Agreement; Effects of Inability to Consummate the Merger; Statutory Requirements; Appraisal Rights; Plans for Barrett Resources; Confidentiality Agreements; " 'Going Private' Transactions", (c) Section 15, "Legal Matters; Required Regulatory Approvals" and (d) Section 17, "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)  Offer to Purchase dated May 14, 2001.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.

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
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7) Press Release issued by Williams on May 7, 2001, incorporated herein by reference to the Pre-commencement
        Schedule TO filed by Williams on May 7, 2001.
(a)(8)  Summary Advertisement as published in The Wall Street
        Journal on May 14, 2001.
(a)(9)  Press Release issued by Williams on May 14, 2001.
(d)(1) Agreement and Plan of Merger, dated as of May 7, 2001, by and among Williams, Purchaser and Barrett Resources.
(d)(2) Confidentiality Agreement, dated as of March 9, 2001, by and between Williams and Barrett Resources.
(d)(3) Nondisclosure Agreement, dated as of May 6, 2001, by and between Barrett Resources and Williams.
(g)     Not applicable.
(h)     Not applicable.

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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RESOURCES ACQUISITION CORP.

                                          By: /s/ RALPH A. HILL
                                          --------------------------------------
                                          Name: Ralph A. Hill
                                          Title: Senior Vice President

                                          THE WILLIAMS COMPANIES, INC.

                                          By: /s/ KEITH E. BAILEY
                                          --------------------------------------
                                          Name: Keith E. Bailey
                                          Title: Chairman, President and Chief
                                                 Executive Officer

Dated: May 14, 2001

                                        5
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                             EXHIBIT NAME
-------                           ------------
(a)(1)    Offer to Purchase dated May 14, 2001........................
(a)(2)    Letter of Transmittal.......................................
(a)(3)    Notice of Guaranteed Delivery...............................
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees................................
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees...................
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9...............................
(a)(7)    Press Release issued by Williams on May 7, 2001,
          incorporated herein by reference to the Pre-Commencement
          Schedule TO filed by Williams on May 7, 2001................
(a)(8)    Summary Advertisement as published in The Wall Street
          Journal on May 14, 2001.....................................
(a)(9)    Press Release issued by Williams on May 14, 2001............
(d)(1)    Agreement and Plan of Merger, dated as of May 7, 2001, by
          and among Williams, Purchaser and Barrett Resources.........
(d)(2)    Confidentiality Agreement, dated as of March 9, 2001, by and between Williams and Barrett Resources......................
(d)(3)    Nondisclosure Agreement, dated as of May 6, 2001, by and
          between Barrett Resources and Williams.
(g)       Not applicable..............................................
(h)       Not applicable..............................................

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